

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 9, 2017

<u>Via E-mail</u>
Jeremy Poirier
Chief Executive Officer
Bearing Lithium Corp.
1400-1111 W Georgia St.
Vancouver, BC
Canada V6E 4G2

> **Re: Bearing Lithium Corp.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed May 25, 2017**
> **File No. 333-217231**

Dear Mr. Poirier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2017 letter.

<u>Company Website</u>

1. We note your disclosure of a Maricunga resource grade of 1,250 mg/L lithium on page 8 of your May 2017 Corporate Presentation. Additionally we note your resource grade of 50 g/m3 lithium on page 1-8 of your March 20, 2017 43-101 technical report. Please reconcile the two grades and provide us with the conversion in your response.

<u>General</u>

2. We note your response to comment 3. Please revise to address the extent to which you, U.S. holders or other parties must take action after the 4 month period for U.S. holders to

be able to trade. Please also advise us of the particular regulation requiring the 4 month period.

3. We note your response to comment 4; however, we do not see the revised disclosure. Please revise to disclose the information required by Item 6 of Schedule 14A or the information specified in Item 7.A. of Form 20-F.

4. We note your response to comment 5. Please revise to disclose the name of the Maricunga project operator based on the joint venture agreement.

Comparative Historical per Share Data, page 33

5. We note your response to comment 13 and see that you have presented historical and pro forma net loss per share for Li3 for the six months ended December 31, 2016 and for Bearing for the three months ended January 31, 2017 in the last table on page 34. Please address the following points:

   • Revise your table to present historical net loss per share for Li3 for the three month period ended December 31, 2016.

   • Present in comparative columnar form, historical net loss per share for Li3 and Bearing for the most recent fiscal years that are presented in your pro forma consolidated statements of loss at page F-3.

   • Present pro forma consolidated net loss per share for the most recent fiscal year.

6. We note your response to comment 14 indicates that you have revised your disclosure to include equivalent pro forma per share data of the company being acquired. We do not see where you have provided this information in the last table on page 34 and re-issue prior comment 14. Please refer to Item 3(f) of Form F-4, including the related Instructions to paragraph (e) and (f) in preparing your revised disclosure.

Risk Factors, page 36

7. We note your disclosure in several risk factors implying that you have not established any mineral resources on any of your properties. Additionally we note that you have current mineral resources in your March 20, 2017 Maricunga 43-101 technical report. Please revise or advise regarding this inconsistency. In this regard, please see Industry Guide 7, paragraph (b) and (b)(5), Instruction 3.

8. We note your revised disclosure in response to comments 16 and 21. Please revise page 52 to identify the "certain shared directors and officers," and revise here and Background of the Merger to further clarify any conflicts regarding the consideration and approval of

the transaction. For example, it is unclear if Mr. Cussen or any other officers or directors recused themselves when voting on the agreement.

Proposal One – The Merger, page 57

Background of the Merger, page 58

9. We note your response to comment 19 and the statement that "[d]uring this period the material terms did not change." Please revise to disclose the exchange ratio and how it was determined.

Accounting Treatment of the Merger, page 63

10. We note your response to comment 24 indicates that the amended disclosure clarifies the treatment as an acquisition of assets and liabilities. However, the disclosure on page 63 continues to indicate you will treat the merger as a business combination. Please revise the disclosure on page 63 to describe your accounting treatment of the transaction as an asset acquisition rather than a business combination.

The Agreement and Plan of Merger, page 66

Representations and Warranties, page 69

11. We note your response to comment 27. Please revise to summarize the "certain changes and events since June 30, 2016" referenced in the bullet points on pages 69 and 71.

Bearing Lithium Corp.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-8

12. Although adjustment (iv) is included in this footnote, we are unable to identify the related line item in the pro forma financial statements. Please revise as necessary.

Li3's Business, page 108

13. We note your response to comment 34. Additionally we note the disclosure on pages 1-14 and 13-9 of your March 20, 2017 43-101 technical report stating that test work completed to date indicates conventional solar evaporation methods will be used for brine concentration and that subsequent to 2013 POSCO decided not to pursue further evaluation of the use of their process at Maricunga in favor of other locations. Please add disclosure in this regard to your filing or tell us why this is not necessary.

14. Please explain in your disclosure why POSCAN is identified as your strategic partner. In this regard, we note that testing of the POSCO chemical lithium extraction process was discontinued at Maricunga in 2013 and there are no agreements with POSCO regarding the use of the process.

15. We note your response to comment 36. Please confirm that you will continue to update your registration statement with a brief summary of any new exploration results. In this regard we note the May 29, 2017 news release on your company website regarding pump test results.

16. We note your response to comment 42 and we partially reissue the comment. Please revise to summarize the material permits for both exploration and exploitation. If unknown, please include a statement to this effect in your filing. In this regard we note that page 20-1 of your March 20, 2017 43-101 technical report provides certain details regarding environmental and project permitting and timeframes.

Management's Discussion and Analysis of Li3's Financial Condition and Results of Operations, page 126

Results of Operations, page 127

17. We note you have provided expanded disclosure in response to comment 40 to explain that the loss from equity method investments is mainly due to variances in exploration activity on the Maricunga project. Please further expand your disclosure to provide a more robust discussion of the nature of the underlying exploration activities conducted on the project in each period that are causing the variations. Please also expand your discussion related to variations in losses from equity method investments for the nine month and the annual periods.

Bearing Lithium Corp.

Consolidated Financial Statements for the Years Ended October 31, 2016 and 2015

Independent Auditor's Report, page B-2

18. We note the revisions to your independent auditor's report in response to comment 46. However, we note the opinion paragraph still does not refer to IFRS as issued by the IASB. Please obtain a revised independent auditor's report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB to comply with Instructions to Item 8.A.2 and Item 17(c) of Form 20-F.

Li3 Energy Inc.

Unaudited Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2017

Note 4. Investment in Minera Li, page C-10

19. We note your response to comment 47 indicates that upon dissolution of Minera Li, Li3 intends to account for its 17.67% ownership in the joint venture using the equity method. Please tell us when you expect Minera Li will be dissolved. As Li3 will retain less than a 20% interest, please also provide your analysis that demonstrates how Li3 will maintain the ability to exercise a significant influence over the operating and financial policies of the joint venture. Please refer to ASC 323-10-15-6 through 11.

Exhibits

20. Please ensure exhibits, including 10.7 and 10.8, are filed in an appropriate electronic format. See Regulation S-T.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: William Macdonald, Esq.
    Macdonald Tuskey